Steven A. Saide
                                 Attorney At Law
                        158 West 27th Street, Third Floor
                               New York, NY 10001

                                            April 21, 2005

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporate Finance
Stop 0408
Washington, D.C.

               Re: Velocity Asset Management, Inc. - Registration Statement on Form SB-2 (File No. 333-122062
                    -------------------------------------------

Dear Mr. Friar:

         On behalf of my client, Velocity Asset Management, Inc. (the "Company"), this letter responds to the comments contained in your letter of April 6, 2005, relating to the Registration Statement, as filed by the Company on January 14, 2005 (the "Initial Filing"), and as amended by Amendment No. 1 filed by the Company on March 16, 2005 ("Amendment No. 1"). For your convenience, by copy of this letter we will be providing you with two marked copies of Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which is being filed with the Commission today.

Responses to Comments
---------------------

         Set forth below are individual responses to each of the comments contained in your letter. The captions set forth below correspond to the captions in your letter. References to page numbers relate to the prospectus.

GENERAL

         1. Audited financial statements for the years ended December 31, 2004 and 2003 are included in Amendment No. 2.

RISK FACTORS

         2. In response to your comment, the subheadings have been reformatted to bold and italic print.

Mr. William Friar
April 21, 2005
Page 2

RESULTS OF OPERATIONS - PAGE 39

         3. As the Staff correctly noted, approximately 85% of the Company's revenues came from its distressed real property business during fiscal 2003, as compared to 7.5% of the Company's revenues during such year from each of its consumer receivables and tax lien certificate businesses. However, revenues from the Company's consumer receivables business increased to approximately 40% of total revenues in fiscal 2004, while revenues from the Company's distressed real property business decreased to approximately 54% of total revenues in such year. It should also be noted that Velocity Investments did not commence operations until fiscal 2003 when it acquired five portfolios as compared to the 15 portfolios owned at the end of fiscal 2004.

         Although the Company believes that the percentage of revenues represented by its three businesses will vary from reporting period to reporting period partly as a result of factors beyond its control, it also believes that the increase in consumer receivables revenues as a percentage of total revenues in 2004 is reflective of the continued growth in its consumer receivables business. Management anticipates that such growth will accelerate as a result of the $12.5 million credit facility that its consumer receivables subsidiary, Velocity Investments, recently obtained. Such line of credit will and can be used exclusively to purchase additional consumer receivable portfolios. During the first quarter of fiscal 2005, the Company used this credit facility to finance the purchase of additional portfolios that significantly increased the size of the consumer receivable portfolios under management. Accordingly, the Company has stated in the prospectus that its focus in the future will be on growing its consumer receivable business and hence its decision to emphasize the discussion of its consumer receivables business in the prospectus.

         The Company has highlighted the above by adding disclosure in the "Overview" section on page 1 of the prospectus and the Results of Operations" section on page 21 of the prospectus. In view of such added disclosures, the Company requests that comment 3 be waived.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PAGE 47

         4. In response to your comment, the last sentence under 3 has been deleted. The terms of the arrangements with Ragan & Ragan, P.C. were determined as set forth in each of the agreements between such firm and the Company's applicable subsidiary. Such arrangements were approved by a committee appointed by the board with Mr. Ragan, Sr. abstaining as noted in such subparagraph. The Company believes that such arrangements reflect the industry standard. As requested, the amounts paid by each of the Company's subsidiaries to the firm of Ragan & Ragan, P.C. have been disclosed.

         Messrs. Ragan and Ragan occupy two roles with the Company. First, as the principals of the law firm Ragan & Ragan, P.C., they have served as the Company's

Mr. William Friar
April 21, 2005
Page 3

principal legal collection process server. Second, each serves as an officer of the Company, and Mr. Peter Ragan, Sr. also serves as a director. With respect to the first role, the Company has revised its disclosure under the risk factor entitled "We are Dependent Upon Third Parties, in Particular the law Firm of Ragan & Ragan, P.C., to Service the Legal Collection Process of our Consumer Receivable Portfolios" appearing on page 3 of the prospectus, to highlight the Company's dependence upon Messrs. Ragan and Ragan in such capacity. With respect to the second role, the risk associated with the loss of each of Messrs. Ragan and Ragan in such capacities is highlighted in the risk factor entitled "The Loss of any of our Executive Officers may Adversely Affect our Operations and our Ability to Successfully Acquire Distressed Assets" appearing on page 4 of the prospectus. Based on the foregoing, the Company does not believe that an additional risk factor is necessary to highlight the relationship with Messrs. Ragan & Ragan.

FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies - page F-9
--------------------------------------------------------------

        Reverse Acquisition - page F-9
        ------------------------------

         5. All references to Appendix B of the SEC Accounting Disclosure Rules and Practices Official Text have been removed and relevant disclosures under paragraph 51 of SFAS 141 have been included.

        Investments and Revenue Recognition - Real Property - page F-9
        --------------------------------------------------------------

         6. The Note has been revised to clearly describe that investments in real property are included under "Assets-Property Inventory Owned."

         Investments and Revenue Recognition - New Jersey Municipal Tax Liens - page F-9
         ----------------------------------------------------------------------

         7. Under New Jersey law, municipal tax lien certificates are afforded the highest priority permitted by the State of New Jersey. Therefore, a New Jersey municipal tax lien is superior to all other liens (including a purchase money mortgage and any other liens upon the property). In order to clear title to sell or refinance a property subject to a tax lien, the property owner would be required to pay all back taxes and accrued interest at the statutory rate. After a two year waiting period from the date the tax certificate is issued, the Company begins legal proceedings to foreclose the certificate which will result in either full payment of the certificate and accrued interest or acquisition of fee simple title to the underlying property. Therefore, the Company has determined that including accrued interest in the carrying value and recognizing interest revenue on the accrual basis is appropriate for municipal tax liens.

Mr. William Friar
April 21, 2005
Page 4

         8. Based upon the guidance provided in paragraph 3 of APB Opinion No. 21, the Company does not believe that New Jersey municipal tax liens are scoped out of such Opinion. Exception 3 (a) would not apply based on the fact that the term of repayment may exceed one year; exception 3(b) would not apply because there is no property, goods or services being purchased; exception 3(c) would not apply because the purchase of tax liens does not constitute a security deposit or any type of retainage; exception 3(d) would not apply as the Company is not a financial/lending institution; exception 3(e) would not apply because even though the tax rates are set by statute they are not affected by any tax attributes or legal restrictions (additionally, none of the examples provided by APB Opinion 21 are applicable to the purchase of tax liens) and lastly, exception 3(f) does not apply since the transaction is not between parent and subsidiary companies. Therefore, it is the Company's view that municipal tax liens are not scoped out by paragraph 3 of APB Opinion 21 and such opinion would apply to the revenue recognition of investment in such tax liens.

         Investment and Revenue Recognition - Consumer Receivable Portfolios - F-10
         ---------------------------------------------------------------------

         9. Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans, addresses the accounting and reporting by purchasers of loans in fiscal years beginning on or before December 15, 2004, that are acquired in a purchase or business combination, bought at a discount from face value in a transaction other than a business combination, or transferred to a newly created subsidiary after having been written to fair value with the intent of transferring the stock of the subsidiary as a dividend to the shareholders of the parent company.

         As noted in the accounting disclosures of similar entities in the industry, we are using an interest method in recognizing revenue on unsecured consumer receivable portfolios. In accordance with Practice Bulletin 6, revenue is recognized based on the Company's anticipated cash collections and its estimated rate of return over the useful life of the pool. The amortization and net value of the portfolio is written down as collections occur. Under the interest method, the Company has determined that future cash flows are measurable and reasonably estimated.

         Although Velocity Investments did not purchase its first portfolio until January 2003, management has been collecting on unsecured consumer receivables for nearly 30 years, both as a third party servicer and for its own account. The Company's purchase policy and procedures are based upon locating unsecured receivables at a discount to par with a specific focus on receivables owed by obligors that are collectible through legal collection means. Management analyzes each potential portfolio focusing on specific criteria that determines the potential collectibility of the portfolio under the legal collection method. Specifically, the Company's due diligence process seeks to identify and evaluate portfolios based on the following characteristics:

Mr. William Friar
April 21, 2005
Page 5

             (A) The Company employs a legal collection model and as such ensures that all accounts purchased are within the applicable statute of limitations by at least three months and that media required to proceed on the litigation model is available.

             (B) The portfolio contains either 100% homeowners as obligors or has greater than a specified percentage of homeowners within the portfolio if management makes a determination that the purchase price for such portfolio would be less than the corresponding projected price that the Company currently pays for 100% homeowner portfolios.

         Management makes a determination that the ultimate collectibility of the acquisition amount of the portfolio and related discount is probable based on criteria set forth in paragraph 18 of PB 6 regarding collectibility. Management analyzes the financial condition of the obligors in the portfolio and ensures that a specified percentage of the obligors own real property. Management assesses the percentage of real property ownership in a portfolio to ensure that the collectible assets owned by the obligors in the portfolio are sufficient to ensure collection of the acquisition amount and related discount through legal collection means (i.e., management limits portfolio purchases to states were creditor judgment liens are enforceable against the related debtor.) By maintaining strict purchase criteria that results in relatively homogenous consumer receivable portfolios, management is able to determine that future collections on unsecured consumer receivables that fit the enumerated criteria are both estimable and probable.

         Based on the experience in the industry of the Company's management, adherence to the aforementioned purchase criteria, and by using a proprietary national forwarding network of bonded legal collection law firms that employ the registrant's legal methodology, management is able to reasonably estimate that the gross investment of each portfolio will be recouped in 14-18 months, net investment recouped in 20-24 months and that the Company will recoup a minimum of a 200% net return within 48-60 months of portfolio purchase. Additionally, the legal process of collecting unsecured consumer debt follows a specified time table and the Company is able to reasonably estimate the amount and timing of collections with respect to each time period during the life of the portfolio. Such time periods are as follows:

                      (i) Collections/Settlements in response to the FDCPA Demand Letter (0 to 120 days);
                      (ii) Collections/Settlements during the litigation period (4 to 12 months);
                      (iii)  Post-judgment collections (12 to 24 months); and
                      (iv)   Judgment lien collection (24 to 60 months).

Mr. William Friar
April 21, 2005
Page 6

         Upon purchase, static pools of consumer receivables accounts that are purchased under the enumerated criteria are established. Once a static pool is established, the receivable accounts in the pool are not changed. Each static pool is recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Income on finance receivables is accrued monthly based on each static pool's effective interest rate. The Company's current and historical collections support the internal rate of return determined and applied by management to all portfolios of consumer receivables owned by the Company. Gross collections on each of the first seven portfolios purchased by the Company have exceeded the acquisition cost of each such portfolio within 14-18 months.

         In January 2005, the registrant's Velocity Investments subsidiary entered into an asset based senior credit facility with Wells Fargo Foothill, Inc. pursuant to which the lender agreed to provide Velocity Investments with a two year $12,500,000 line of credit to finance the acquisition of individual pools of unsecured consumer receivables. As the credit facility is an asset-based loan, Wells Fargo conducted an audit of the underlying collateral (unsecured consumer receivables) and examined the Company's operations, collection methodology and historical collections. Under the agreement with Wells Fargo, the Company and Wells Fargo agree upon an estimated remaining recovery value ("ERRV") for each portfolio purchased by the Company that indicates its anticipated cash collections and estimated recovery value over the useful life of a pool. Under the terms of the credit facility, each portfolio must meet the following criteria prior to being approved for purchase by Wells
Fargo:

                 (i) the portfolio must be in conformance with the Company's purchasing procedures (including a minimum of a specified percentage of obligors that are owners of real property);

                 (ii) the portfolio must be purchased from a seller approved by Wells Fargo;

                 (iii) the average outstanding balance of all accounts in the portfolio cannot exceed $6,000;

                 (iv) the purchase price that the Company pays for the portfolio cannot exceed 40% of the ERRV of the portfolio, as approved by Wells Fargo; and

                 (v) the portfolio must consist of unsecured consumer credit card debt.

         Under the terms of the agreement with Wells Fargo, the registrant is required to provide a monthly static pool report that indicates the gross and net collections for each portfolio, the remaining balance of each portfolio, the remaining number of claims and an updated ERRV for each portfolio. Wells Fargo also conducts an annual audit of the collateral supporting the credit facility.

Mr. William Friar
April 21, 2005
Page 7

         Management has examined the guidance in PB6 and determined that based on the Company's purchase criteria, the financial condition of the obligors and the determination that the real property owned by obligors underlying the portfolio is sufficient to ensure collectibility, that the ultimate collectibility of the acquisition amount of the portfolio and related discount is probable. Each static pool consists of relatively homogonous consumer receivable accounts all analyzed under the same internal purchase criteria and all subject to approval under the lender's lending criteria. By using a network of law firms with compatible information technology systems that each follow a consistent legal collection methodology, management is able to reasonably estimate the amounts and timing of cash collections for purchased receivables. The Company has entered into a $12.5 million credit facility based on this purchase criteria and legal collection methodology, and the Company's lender approves each portfolio purchase, reviews the original ERRV that the Company has assigned to a portfolio and the static pool data of each portfolio on a monthly basis. All collections flow through a clearing account maintained by Wells Fargo for the benefit of Velocity Investments. The Company's historical collections support the ERRV that management has assigned to each portfolio, as each portfolio that the Company currently has under management has matched or exceeded the Company's internal rate of return. Gross collections on each of the first seven portfolios purchased by the Company have exceeded the acquisition cost of each such portfolio within 14-18 months. All of these facts support the Company's use of the interest method to recognize revenue for collections of unsecured consumer receivables.

Allowance for Consumer Receivable Portfolio losses - page F-10
--------------------------------------------------------------

         10. Each pool of unsecured consumer receivables is reviewed monthly and the ERRV for such pool is analyzed to ensure complete amortization of the carrying balance at the end of each pool's life. If cash collections would be inadequate to amortize the carrying balance, an impairment charge would be taken with a corresponding write-off of the receivable balance. Accordingly, the Company does not maintain an allowance for credit losses.

Note 6 - Line of Credit - page F-15
-----------------------------------
Note 7 - Long Term Debt
-----------------------

         11. Regarding the accounting for the exchange of debt to equity, the Company followed the guidance of APB No. 26 "Early Extinguishment of Debt" which states that "a difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gain". Accordingly, if the fair market value of the stock is determined and the debt is exchanged dollar-for-dollar for equity, there would be no resulting gain or loss to be recognized.

         On February 3, 2004 concurrent with the reverse merger, the Company sold 562,500 shares of common stock pursuant in a private placement to an accredited investor, David Grantatell, for $500,000, or $0.89 per share. Management of the Company determined that with respect to the debt-equity conversion, $3,211,266 of which was being exchanged by an officer and director of the Company, that all debt would be converted at a rate no less favorable than that negotiated with the original arm's length investor, or $0.90 per share.

Mr. William Friar
April 21, 2005
Page 8

Note 11 - Recapitalization - page F-21
--------------------------------------


         12. The note has been revised to disclose what the adjustments pursuant to the recapitalization represent.

Note 15 - Stock Based Compensation - page F-22
----------------------------------------------

         13. The Company accounts for its stock-based compensation arrangements with non-employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation and related guidance, including Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Accordingly, the Company recognizes as expense the estimated fair value of such instruments as calculated using a Black-Scholes valuation model. The fair value of the expenses incurred in 2004 as stock-based compensation for non-employees is recorded in our December 31, 2004 income statement under consulting fee expense. We have revised Note 15-STOCK BASED COMPENSATION to include a subheading entitled "Stock Based Compensation to Non-Employees." The December 31, 2004 financial statements include the total value assigned for each issuance of common stock in exchange for services under consulting fee expense.

         14. On January 30, 2004, the Company entered into a Business Advisory Agreement with Lomond International, Inc., ("Lomond") an unrelated corporation, pursuant to which the Company issued warrants exercisable for a five year period to purchase an aggregate of 200,000 shares of common stock at an exercise price of $1.04 per share in exchange for business advisory services for a period of one year, the principal service of which was the Company's acquisition of Tele - Optics, Inc. on February 4, 2004. As required by EITF 96-18, the warrants were valued as of the date in which significant performance required by the contract was completed. Using the Black-Scholes model the total compensation charge for the service contract with Lomond was $5,134 and the fair value of each equity instrument at the February 4, 2004 measurement date was $0.03. The expense recorded for this contract is $5,134 and is included in consulting fee expense.

         On December 16, 2004, the Company entered into an independent consulting agreement with The Del Mar Consulting Group, Inc., an unrelated California corporation ("Del Mar"). The Consultant agreed to provide specified public relations services for a period of one year. As compensation for such services, the Company agreed to issue, as a commencement bonus, 100,000 shares of its common stock and a non-qualified stock option to purchase 250,000 shares of its common stock exercisable for five years at a price of $2.50 per share. The total compensation charge for the common stock issued to Del Mar was $150,000 and the fair value of the common stock as of the December 16, 2004

Mr. William Friar
April 21, 2005
Page 9

measurement date was $1.50 per share, the closing bid price for the Company's common stock on such date. As required by EITF 96-18, the warrants were valued as of the inception of the contract. Using the Black-Scholes model, the total compensation charge for the non-qualified stock option issued under the service contract with Del Mar was $249,041 and the fair value of each share subject to the option at the December 16, 2004 measurement date was $1.00. The expense recorded for this contract is $399,041 and is included in consulting fee expense.

EXHIBITS
--------

         15. Exhibit 5 has been included in the list of exhibits and has been filed with Amendment No. 2.

                                      * * *

Please feel free to contact the undersigned at (212) 367-9400 if you have any comments with respect to the foregoing.

                                            Very truly yours,

                                            /s/ STEVEN A. SAIDE
                                            ------------------------------------
                                            Steven A. Saide